Signe S. Gates Senior Vice President, General Counsel and Secretary	Executive Office 123 Main Street P.O. Box 489 Bristol, CT 06011-0489 U.S.A. Tel: 860.973.2153 Fax: 860.585.5396 E-mail: sgates@barnesgroupinc.com

December 22, 2005

Via Edgar and Facsimile

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549-7010

Attention:	Jennifer Hardy, Esq.
Branch Chief
Division of Corporation Finance

RE:	Barnes Group Inc.
Form S-3 filed October 17, 2005
File No. 333-129079

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, we respectfully request that the effective date of the above captioned registration statement on Form S-3 (the “Registration Statement”) of Barnes Group Inc. (the “Company”), as amended, be accelerated to become effective on Friday, December 23, 2005, at 12:00 p.m. Eastern Time or as soon thereafter as practicable. Please note that the Company is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed sale of securities by the selling security holders under the Registration Statement. Further, we acknowledge and are fully aware of the following:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

There is no managing underwriter for the proposed sale of securities by the selling security holders under the Registration Statement.

Upon declaration of effectiveness of the Registration Statement, please advise our counsel, Richard F. Langan, Jr. at (212) 940-3140 or rlangan@nixonpeabody.com to confirm effectiveness.

Sincerely,

By:	/s/ SIGNE S. GATES

Name:	Signe S. Gates
Title:	Senior Vice President, General Counsel and Secretary

Cc:	Tamara Brightwell, Esq.
Securities and Exchange Commission

Richard F. Langan, Jr., Esq.
Nixon Peabody LLP